MERITAGE CAPITAL, LLC PROXY VOTING PROCEDURES

Proxy Voting

Fund governing documents will generally provide Meritage with the authority to vote proxies with respect to the securities owned by a Client.  In such cases, each proxy proposal received by Meritage will be thoroughly reviewed in order to ensure that such proxy is voted in the best interests of the Client.  The purpose of these proxy voting policies and procedures is to set forth the principles and procedures by which Meritage votes or gives consents with respect to the securities owned by Clients for which Meritage exercises voting authority and discretion (the “Proxies”).

These proxy voting policies and procedures are available to any Client upon request, subject to the provision that these policies and procedures are subject to change at any time without notice.

Meritage and its affiliates engage in a range of activities, including investment activities for funds and discretionary and non-discretionary advisory services.  Meritage and/or its Supervised Persons may also occasionally have business or personal relationships with the proponents of proxy proposals, participants in proxy contests, corporate directors and officers, or candidates for directorships. Any conflicts of interest relating to the voting of Proxies, regardless of whether actual or perceived, will be addressed in accordance with these policies and procedures.  The guiding principle by which Meritage votes all Proxies is the maximization of the ultimate long term economic value of the Client and does not permit proxy voting decisions to be influenced in any manner that is contrary to, or dilutive of, this guiding principle.

It is the general policy of Meritage to vote or give consent on all matters presented to security holders in any Proxy, and these policies and procedures have been designed with that in mind.  However, Meritage reserves the right to abstain on any particular vote or otherwise withhold its vote or consent on any matter if, in the judgment of the members of the Compliance Committee, the costs associated with voting such Proxy outweigh the benefits to a Client or if the circumstances make such an abstention or withholding otherwise advisable and in the best interest of the relevant Client.

Procedures:

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All Proxy voting decisions initially will be referred to the appropriate Meritage Fund Director to review the Proxy information. All Fund Directors are expected to perform their tasks relating to the voting of Proxies in accordance with the principles set forth above.

•	All Proxy voting decisions will require a mandatory conflicts of interest review by the CCO or designee in accordance with these policies and procedures, which will include consideration of whether Meritage or any investment professional or other person recommending how to vote the Proxy has an interest in how the Proxy is voted that may present a conflict of interest. If at any time any Fund Director becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding any particular Proxy voting decision, he or she should contact the CCO or a member of the Compliance Committee.

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The Compliance Committee will review and discuss the applicable Proxy voting recommendations prior to the final submission of any Proxy vote.  In this regard, the Compliance Committee shall have the power to retain independent fiduciaries, consultants, or professionals to assist with Proxy voting decisions and/or to delegate voting or consent powers to such fiduciaries, consultants, or professionals.

•	The CCO or designee will keep a Proxy voting log that will record as to when and how each proxy is voted along with documented support for votes cast or abstentions.

Adopted: November 1, 2013